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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------


                                  SCHEDULE 13G


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No._____)*




                                Packaged Ice, Inc.
                 -----------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)


                                   695148106
                 -----------------------------------------------
                                 (CUSIP Number)

                                January 29, 1999
                 -----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

_________________________

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 695148106                      13G                 Page 2 of 6
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Ares Leveraged Investment Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,183,398 shares of Common Stock(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,183,398 shares of Common Stock(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,183,398 shares of Common Stock(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.9% (2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) The 1,183,398 shares of Common Stock includes all shares beneficially owned by the Reporting Person which were received in connection with the initial public offering ("IPO") by the Issuer on January 29, 1999, upon redemption by the Issuer of preferred stock purchased by the Reporting Person prior to the IPO and the exercise of a warrant purchased by the Reporting Person prior to the IPO. All shares are held by the Reporting Person as a passive investor and with no purpose or effect of changing or influencing control of the Issuer.

(2) Based on 20,140,337 shares of Common Stock outstanding as of November 14, 2001, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

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-------------------                                      -------------------
CUSIP No. 695148106                    13G                Page 3 of 6
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Item 1.   (a).  Name of Issuer:

                Packaged Ice, Inc. (the "Issuer")

          (b).  Address of Issuer's Principal Executive Offices:

                8572 Katy Freeyway, Suite 101
                Houston, Texas 77024

Item 2. (a). Name of Person Filing: This Schedule 13G is being filed by Ares Leveraged Investment Fund, L.P. (the "Reporting Person").

          (b). Address of Principal Business Office or, if None, Residence: The principal business office for the Reporting Person is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

          (c). Citizenship: The Reporting Person is a limited partnership organized under the laws of the State of Delaware.

          (d). Title of Class of Securities: The Schedule 13G relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

          (e).  CUSIP Number: The CUSIP number of the Common Stock is 695148106.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check whether the Person Filing is:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

          (e)   [_] An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

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CUSIP No. 695148106                    13G                Page 4 of 6
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          (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          (a)   Amount beneficially owned:

        The Reporting Person is the beneficial owner of 1,183,398 shares of Common Stock(1).

          (b)   Percent of class:

          See Item 9 and Item 11 on page 2. The percentage amount is based on 20,140,337 shares of Common Stock outstanding on November 14, 2001, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:

          The Reporting Person has sole power to vote or to direct the vote of 1,183,398 shares of Common Stock.

                (ii)  Shared power to vote or to direct the vote:

          The Reporting Person has shared power to vote or to direct the vote of 0 shares of Common Stock.

                (iii) Sole power to dispose or to direct the disposition of:

          The Reporting Person has sole power to dispose or to direct the disposition of 1,183,398 shares of Common Stock.

                (iv)  Shared power to dispose or to direct the disposition of:

          The Reporting Person has shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

        Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

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CUSIP No. 695148106                    13G                Page 5 of 6
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     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by the Reporting Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

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CUSIP No. 695148106                    13G                Page 6 of 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2002

                                      ARES LEVERAGED INVESTMENT FUND, L.P.


                                              By: Ares Management, L.P.,
                                                  its General Partner

                                              By: /s/ Patricia M. Navis
                                                 -------------------------------
                                                 Name:  Patricia M. Navis
                                                 Title: Vice President